Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

January 19, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated January 12, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to our prior comment 4. Please tell us how you confirmed that the data reflects the most recent available information. We note, for instance, that certain of the articles, studies and other source materials cited in your registration statement and provided to us supplementally were prepared between 2001 and 2008.

Dehaier has conducted additional searches and has updated certain data in the Amendment. Dehaier has enclosed with the mailed copy of this letter copies of all articles, surveys and other sources of statistics cited in the prospectus, marked as requested. In each case, Dehaier has relied on the most recent articles, studies and other source materials it located that were instructive as to each matter referenced. As noted in Dehaier’s letter dated December 22, 2009, Dehaier did not commission or

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

participate directly or indirectly in the publication of such materials and thus has relied on the publication of such materials in the ordinary course. Where such materials are older than 2009, that is because those are the most recently published freely-available materials Dehaier was able to locate.

2.	Please list the warrants and the common stock underlying the warrants separately in the fee table.

Dehaier has made the requested revision to the fee table.

3.	We note your disclosure in footnote (3) to the fee table that the price paid by the placement agent for the warrants is $0.001 per warrant. It appears from the placement agreement that the placement agent has not yet acquired the warrants. Please revise your disclosure to clearly reflect the current status of the warrants.

Dehaier has revised the fee table to clarify that the price per warrant referenced is the price to be paid per warrant, as the warrants will be issued at closing and that the issuance of warrants will occur on the closing date of the offering.

Our Company, page 1

4.	Place revise to clarify the extent to which you develop, assemble, and market your self-developed products versus distribute products for third-parties.

Dehaier has clarified in the registration statement that, prior to 2009, its branded products have accounted for approximately one-third of Dehaier’s revenues, and distributed products have accounted for approximately two-thirds of revenues and that, in the nine months ended September 30, 2009, branded products and distributed products have each accounted for approximately half of Dehaier’s revenues. Dehaier has added further clarification about the distinctions between its branded and distributed products in the “Our Business” section.

5.	We note that you refer broadly to respiratory and oxygen products and other medical devices that can be used “in the surgery room, patient room, and at home.” Please revise to provide further clarification regarding the specific types of products that you develop, assemble and market (briefly discussing, as appropriate, each of these three activities in turn). Provide similar clarification regarding the products you distribute for third-parties.

Dehaier has provided a breakdown of the types of products Dehaier sells in the Overview section and in the “Our Business” section. Dehaier further clarifies that, while Dehaier develops, assembles and

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

markets its branded products, these activities are all part of a single chain focused on selling the branded products to customers. In other words, Dehaier does not develop products for distribution by other companies or serve as an assembly facility for other companies. As a result, Dehaier respectfully believes that separate discussions of the development, assembly and marketing of, for example, a ventilator trolley as compared to an oxygen concentrator would not be material to potential investors, who are more likely to be concerned about the scope and functions of Dehaier’s branded products. Dehaier has revised the disclosure to provide this information.

Overview, page 3

6.	Please revise to provide further clarification regarding the relationship between BTL, Dehaier and BDL.

Dehaier has revised the overview to include a subsection titled “Relationship among Dehaier, BTL and BDL.”

7.	Please revise to more clearly describe the financings and related restructurings, including the 2009 restructuring. Note that a further expanded discussion of the financings and restructurings should appear in the Business section.

Dehaier has revised the discussion of financings and restructurings in both the Summary and in the Business section as requested. Please note that, as Dehaier is a smaller reporting company, it is only required to discuss such information for the previous three years under Item 101(h) of Regulation S-K, and the 2003 and 2007 financings fall outside that period. Accordingly, the discussion of such matters is limited and designed to provide context for the 2009 restructuring in preparation for this offering. In particular, Dehaier notes that the conversion of all Series A and Series B Preferred Shares into common shares on October 31, 2009 and consequent termination of all distinctions in rights among different classes of shares makes discussion of, for example, board appointment rights immaterial to initial public offering investors, since those rights no longer exist now that there are no outstanding preferred shares.

8.	Please describe in additional detail how BDL’s formation has allowed foreign investments to be used to grow your business.

Dehaier has revised the disclosure in this section to clarify that Chinese law at the time of formation of BDL required that foreign investment in companies like BTL/BDL be in the form of a joint venture between a Chinese entity and a foreign entity. At the time, then, only by forming BDL as a joint venture between Dehaier (foreign entity) and BTL (Chinese entity) and then allowing foreign investment in Dehaier could BDL obtain and grow from such foreign investments.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Because BDL is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it is allowed to have foreign investments and be established as a Chinese-foreign equity joint-venture. Such Sino-foreign equity joint ventures allow BDL access to foreign capital it can use to grow.

In addition to its engagement in an encouraged industry, the use of this joint venture structure allowed BDL to take advantage of favorable tax rates available prior to January 1, 2008. Before January 1, 2008, equity joint-ventures such as BDL could enjoy a preferential enterprise income tax rate of 24%. In addition to the lower standard rate, such equity joint-ventures were also allowed a two-year income tax exemption from the date they first became profitable and a 50% income tax reduction for the following three years after that time. After January 1, 2008, the income tax rates were unified at 25% under the PRC Enterprise Income Tax Law; however, BDL’s ability to pay lower income taxes prior to this date left it with more net income with which to grow its business.

9.	We note that you state that DHK was formed in anticipation of opportunities to make use of its status as a Hong Kong company to grow your business. Please describe in greater detail how DHK is intended to grow your business.

As discussed with Commission staff and as currently disclosed in the registration statement, DHK’s present purpose and initial purpose are not the same. When DHK was founded over 6 years ago, Dehaier believed in the future that it might be able to make use of DHK in situations in which dealing with a company from Hong Kong would be preferable to potential customers to dealing with a company from either the British Virgin Islands (Dehaier) or the People’s Republic of China (BDL). To date, that need has not yet arisen. As a result, DHK exists and is a subsidiary of Dehaier, but is not currently being used to grow Dehaier’s business. In the future, this need may change, and DHK may be used to grow Dehaier’s business; however, Dehaier does not know at present whether, when or in what way this may occur. For these reasons, Dehaier has revised the disclosure to reflect both that Dehaier has not made such use of DHK to date and that there are no current plans to do so in the future. In the absence of such plans, Dehaier has not made the requested change to disclose intended plans for DHK.

Our Structure, page 4

10.	Refer to footnote 7 to the diagram. Please revise your disclosure to explain the “substantial financial support” that Dehaier has provided to BTL or provide an appropriate cross-reference to disclosure. Ensure that your disclosure in the Business section, the Related Party Transactions section and elsewhere in the prospectus, is also revised, as necessary, to provide a complete description of the financial support.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier has revised the referenced footnote 7 to read as follows and has made conforming changes throughout the registration statement to provide a complete description of the financial support provided.

(7)	BTL is a variable interest entity, and Dehaier is the primary beneficiary. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. Dehaier, BDL and BTL are under common control, and Dehaier indirectly provides [has provided] substantial financial support to BTL since Dehaier owns 96.37% of BDL. Accordingly, BTL’s sales are included in Dehaier’s total sales and BTL’s income from operations is consolidated with Dehaier’s income from operations. Mr. Chen owns 86% of BTL. BTL performs certain out-of-warranty repair work for products we sell and provides transportation services related to such services. We do not receive any of the income that BTL receives for providing such services.

The Offering, page 5

11.	Please revise to disclose when the issuance of shares to investors will occur.

Dehaier has revised the disclosure to confirm that the issuance of shares to investors will occur on the closing date.

Make-Good Escrow, page 6

12.	We note your revisions in response to prior comment 11. Item (ii) of the third paragraph of this section states that if the minimum escrow amount is met, you will release shares “thirty (30) calendar days after the filing of the Form 10-K for the fiscal year ending December 31, 2010 after redeeming any Make-Good Shares” [emphasis added]. Please tell us whether you intend that the release of the Make-Good Shares would be delayed if the company is, for any reason, unable to redeem the applicable number of shares prior to the specified date.

Dehaier confirms that such a delay is the intended result, as the emphasized language states. The Make-Good escrow agent will hold the certificates for the Make-Good Shares and will deliver the certificates along with instructions for release and/or cancellation to the transfer agent in the event the Make-Good Shares are partially redeemed, and the transfer agent will cancel the redeemed shares on the books of Dehaier and deliver any remaining shares to the relevant shareholder.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Placement Agent Warrants, page 6

13.	We note that section 4(f) of the placement agreement provides that the warrants may be purchased at the closing of the offering. Please revise your disclosure to clarify when you expect to issue the warrants to the placement agent.

As with the common shares, the warrants will be issued on the closing date. Dehaier has clarified this fact in the registration statement.

Risk Factors, page 9

14.	We note your response to our prior comment 29. Please tell us if Mr. Ping Chen continues to distribute medical devices through other companies that are not part of Dehaier. If so, please add an appropriate risk factor.

Dehaier confirms that Mr. Ping Chen does not distribute medical devices through other companies that are not part of Dehaier.

15.	We note the last paragraph of your response to prior comment 23 and your discussion on page 40. However, it does not appear that your current risk factors specifically discuss the attendant risks if the company is unable to maintain its high technology certification approval.

Dehaier has revised the registration statement to include a risk factor entitled “If PRC law were to phase out the preferential tax benefits currently being extended to certified high technology companies or if we were to fail to be certified to receive such a benefit, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.”

BDL is also required to allocate a portion of its after-tax profits …, page 20

16.	If the allocation of after-tax profits to reserves is required by law, please tell us the risk, if any, presented by the fact that you have not yet determined or set aside reserve amounts.

Dehaier has revised the referenced risk factor to add the following additional disclosure:

Under current PRC laws, we may be required by government authorities to determine the amounts of these reserves or to set aside funds for such reserves. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, we may be fined if we fail to do so after warning within the time period set in the warning.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

If our financial condition deteriorates…, page 23

17.	We note your response to prior comment 17 and reissue the comment. The heading to this risk factor suggests that you are assured of listing provided that your financial condition does not deteriorate. Please revise to remove the suggestion that you are, in your current financial condition, assured of listing.

Dehaier has revised the heading to this risk factor to clarify that the continued listing standards portion of the heading will only apply if Dehaier is listed on the NASDAQ Capital Market. As noted in the risk factor and as discussed with Commission staff, Dehaier will not complete this initial public offering unless its application to list on the NASDAQ Capital Market has been approved. Consequently, Dehaier believes that the more important risk to investors relates to delisting, rather than initial listing, as no investor funds in this offering will be paid to Dehaier unless and until the offering closes. Such closing will not happen unless Dehaier is listed on the NASDAQ Capital Market. For this reason, Dehaier has maintained disclosure about delisting risks.

The heading retains the language from the previous heading (“we may not meet initial [or continued] listing standards”) because that language is accurate and does not suggest any that Dehaier is assured of listing. Rather, it refers to whether Dehaier will meets certain objective listing criteria (for example, net income of at least $750,000), rather than whether it will obtain listing.

Use of Proceeds, page 30

Dividend Policy, page 31

18.	We note your disclosure on page 30 that the remittance procedures may take “several months” and your brief discussion on page 31 of the requirement that BDL submit an application for remittance. We also note your disclosure under heading “We rely on dividends paid…” on page 19. Please revise the prospectus to provide greater detail regarding the procedure for remittance of offering proceeds to China and the anticipated timing of the process. You may wish to provide a single consolidated discussion of this requirement.

Dehaier has revised the discussion of repatriation of funds to include the following additional disclosure under a new risk factor titled “We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months”:

BDL is reported to PRC authorities as a special purpose vehicle for financing. The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to China, we will take the following actions:

•

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

•	Second, we will remit the offering proceeds into this special foreign exchange account.

•

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required to be accomplished within 180 days of application by law.

As discussed with Commission staff, Dehaier has maintained separate discussions of remittance, as it is relevant both to a discussion of “Use of Proceeds” and to “Risk Factors” associated with any delay in such remittance procedures.

PRC Enterprise Income Taxes, page 39

19.	Please revise the first sentence of the final paragraph of this section to clarify that the high technology certification was available in 2008.

Dehaier has revised the referenced language to read as follows:

Due to the PRC’s standardization of tax rates for all companies in China effective January 1, 2008 and promulgation of new standards for high technology companies, BDL paid the 25% tax rate in 2008. While the certification remained available in 2008, the standards were revised, requiring previously certified entities to apply for high technology certification again.

This language clarifies that the reasons BDL paid the 25% tax rate in 2008 were that (i) China terminated the preferential tax rates applicable to certain non-Chinese entities in favor of a standard 25% tax rate and (ii) China’s promulgation of new standards for high technology certification required BDL to apply under the new standards for such treatment.

20.	We note your response to our prior comment 47. Please revise to clarify that if Dehaier is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

the rate of 10% on any dividends paid by its Chinese subsidiaries to Dehaier. In addition, please clarify the application of the implementation regulations.

Dehaier has revised the referenced section to clarify that if it is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to Dehaier.

Regarding the withholding tax rate, Dehaier has clarified that the PRC Enterprise Income Tax Law currently provides for a withholding tax rate of 20%; however, the implementation regulations for the Enterprise Income Tax Law issued by the PRC State Council provide for a preferential withholding tax rate of 10%. In practice, the tax authorities impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations.

Our Business, page 51

21.	We note your response to our prior comment 29. However, Dehaier’s website continues to state that you were established in 1991. Please reconcile.

Dehaier has reconciled its website to correct the company’s establishment date.

22.	We note your response to our prior comments 31 and 32. However, given that the distribution of third-party products is a substantial part of your business, please revise to provide an expanded discussion of this aspect of your business. Please also revise to provide an expanded discussion of your role in developing and assembling your self-designed products.

Dehaier has revised its disclosure to explain that its business began as a distributor of products developed by third parties and has shifted to include Dehaier’s branded products. This shift occurred after Dehaier completed its Series A venture capital financing. At that time, Dehaier’s management determined that it could develop its own products for sale through its existing network of independent distributors. Dehaier made this decision based in large part on its conclusion that it would be able to meet the needs of different markets with its branded products than it could meet with its distributed products. Because Dehaier’s distribution team was already in place, Dehaier only needed to form research and development and assembly teams to be able to offer its branded products. The Series A financing proceeds allowed Dehaier to form these teams. Based on feedback from the distribution team, Dehaier’s management has been able to provide guidance to the research and development team about what needs Dehaier seeks to address with new products and what improvements to make to existing products.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier has also revised the registration statement to explain its assembly procedures in further detail.

Our Products, page 55

23.	Please review your disclosure throughout this registration statement to consider whether references to “our products” related to both (i) products developed, assembled and marketed by the company and (ii) third-party products that are merely distributed by you. If these references do not relate equally to both categories (i.e., the disclosure applies to one category of products and not the other), revise the prospectus, as appropriate, to make appropriate distinction between the products you develop, assemble and market and the third-party products you distribute.

Dehaier has revised the registration statement to meet the following conventions, which are now disclosed at page i of the prospectus:

•	“our branded products” refers to those products developed by our company;

•	“our distributed products” refers to those products developed by third parties and distributed by our company;

•	“our products” refers both to our branded products and our distributed products.

After this provision of definitions, a number of references in text to “our products” remain where the reference applies both to Dehaier’s branded and distributed products.

Research and Development, page 56

24.	We note your response to our prior comment 36. However, we are unable to locate your revisions to this section. Accordingly, we reissue the prior comment.

Dehaier has revised the Research and Development section to expand its discussion of its goals in project selection.

Our Strategies, page 57

25.	We note your response to our prior comment 37. Please revise to explain why you believe the establishment of CECs is preferable, or complementary, to your current marketing and distribution model. In addition, please revise to discuss the expected cost of opening CEC’s in the provincial cities.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier has revised the registration statement to clarify that it believes the establishment of CECs is complementary to its current marketing and distribution model because such CECs provide potential customers an opportunity to experience Dehaier’s products first-hand in an environment similar to the customer’s own environment, whether healthcare facility or home environment for different products. Dehaier has not discussed the expected costs of opening CECs in provincial cities as requested, as this information is speculative at present. As discussed with Commission staff, Dehaier has not yet conducted the market research needed to determine the size of CECs in various locations, and such decisions will not be made until after the conclusion of the offering. As such, expected costs are, at present, impossible to calculate with any reasonable accuracy.

Dependence on Major Customers, page 58

26.	We note that you state, “At December 31, 2008 and 2007, and for the nine months ended September 2009 and 2008, receivables from four and three customers were approximately 50%, 38%, 34% and 48%, respectively.” Please tell us supplementally the breakdowns of the percentage of total receivables received from each of the companies.

As discussed with Commission staff, the requested breakdown of receivables has been previously provided in Note 16 to the Financial Statements: “At December 31, 2008 and 2007, receivables from four customers were approximately 17%, 13%, 11%, 10% and 20%, 12%, 11%, 10%, respectively. At September 2009 and 2008, receivables from four customers were approximately 9%, 9%, 8%, 7% and 16%, 14%, 9%, 8%, respectively.”

Dehaier has removed the discussion of such receivables in the context of dependence on major customers. The reason for this change is that revenues, and not receivables, determine whether a customer is a major customer for dependence purposes. As noted below in answer to comment 27, Dehaier is dependent only on one customer, Poverty Aid Office. Although the above receivables for several customers exceed ten percent at various balance sheet dates, only the revenues for Poverty Aid Office exceed ten percent during any period.

Dehaier has, however, inserted the above breakdown in a separately captioned section titled “Concentration of Receivables” which follows the “Dependence on Major Customers” section.

27.	We note your response to our prior comment 38. If the loss of any of these major customers would materially impact the registrant, the identity of the customer should be disclosed. Please identify these customers and file the contracts with these customers as exhibits or tell us why you believe that the loss of these customers would not be material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier acknowledges the comment and notes that only one of its customers has accounted for more than ten percent of its revenues. This customer, (Poverty Aid Office) has been disclosed in the registration statement, and the form of agreement with this customer has been filed as Exhibit 10.19. Please note that Dehaier has filed the form of agreement in use with this customer. The only differences between this form of agreement and the agreement signed with each order are the contract number, date of the agreement, and actual products ordered.

Each order from this customer is submitted separately on this form, and no one order is in itself material. For example, a typical order from this customer, contract number 2009Y0127, dated September 28, 2009, was for a purchase of 2 DHR 930 fetus monitors, 2 DHR 930 adult monitors, 2 VS Integra ventilators and 4 general DHR 930 monitors, for a total purchase price of RMB173,400. Delivery under this agreement was to occur between September 28, 2009 and December 31, 2009.

While receivables for several other customers have been in excess of ten percent of Dehaier’s receivables at various balance sheets dates, no other customer has accounted for ten percent of Dehaier’s revenues during any reported period.

Competition, page 58

28.	We note your response to our prior comment 39. You state that “[a]s [you] expand into international markets, [your] competitors will include publicly traded and privately held multinational companies such as Respironics, Inc., ResMed Inc. and Covidien.” Given that you have not yet expanded into international markets, please identify the companies which are currently your primary competitors. Note that your disclosure should provide significantly more detail with regard to your competitive position in the industry and the methods of competition.

Dehaier has revised the Competition section now located beginning on page 68 to disclose further information regarding its current competitors. Dehaier has also revised the registration statement to provide more information about Dehaier’s competitive position and methods of competition.

29.	Please revise, where appropriate, to discuss the significance to your business of distributing products for competitors and the risks of relying upon competitors for component parts.

Dehaier has revised the registration statement to discuss the requested disclosure. Dehaier has added a risk factor titled “We sell products for some of our competitors, some of which compete with our branded products.” and “We rely on some of our competitors to supply component parts for our branded products.”

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Principal Suppliers – Self-Designed Products, page 59

30.	Please revise to provide examples of the various types of the components that are manufactured on your behalf by your principal suppliers.

Dehaier has revised the registration statement to include examples of components manufactured on its behalf by major supplier. At present, Dehaier’s only supplier that accounts for more than ten percent of its supplied components is Friend of Health (Chuzhou) Medical Technology Co., Ltd., from which Dehaier obtains approximately 13.5% of its oxygen concentrator and air compressor components.

With the exception of Friend of Health, Dehaier obtains components from a wide variety of companies, and no other supplier constitutes a major supplier. For example, Dehaier purchases a single component of its oxygen concentrator, the Oxi-chip, from several suppliers, including Yueqing Dingji Pneumatic Machinery Factory, Shanghai Showpeak Molecular Sieves Co., Ltd., Yuyao Best Medical Device Parts Factory, and Beijing Xishenglong Electric Equipment Co., Ltd.

As noted in Dehaier’s first response letter, Dehaier does not manufacture anything; as a result, all of the components for all of its branded products, from motors to monitors to screws, are obtained from other companies. Because the next highest supplier of components after Friend of Health accounts for only 3.5% of supplies, Dehaier has not added further examples of the individual types of components supplied by suppliers other than Friend of Health.

31.	Please describe any material aspects of the agreements you have with your principal suppliers for self-designed products.

Dehaier has filed the supply agreement with Friend of Health and has summarized the key terms of that agreement in the registration statement. Dehaier would not be materially harmed by the loss of any of its other suppliers.

The contract with each supplier consists largely of a price Dehaier will pay for the component, the number of components Dehaier will purchase, the date and method by which the components will be delivered and the date payment is expected. These terms vary by component and supplier.

Because no supplier other than Friend of Health constitutes a major supplier, it does not believe any aspects of such other suppliers’ agreements would be considered “material.” For this reason, Dehaier summarized only the Friend of Health agreement.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Principal Suppliers – Third-Party Products, page 59

32.	Please describe any material aspects of the agreements you have with your principal suppliers for third-party products. For example, describe whether you are the sole distributor in China for these foreign producers.

Dehaier has revised the disclosure to describe the material elements of the supplier agreements.

33.	We note that you state that you “design similar products to many of the products supplied by the above companies.” Please clarify whether any of your agreements with your principal suppliers have non-compete clauses.

The requested disclosure has been provided in the description of material elements described in response to comment 32.

Other National and Provincial Level Laws and Regulations in China, page 63

34.	In the first paragraph of your response to prior comment 45 you state that you have described “substantially all of the regulations material to [y]our business.” Please revise, as appropriate, to ensure that you have disclosed all material regulations.

Dehaier has not made any change to the disclosure in the registration statement but confirms that it has disclosed the regulations material to Dehaier’s business.

Lock-Up Agreements, page 82

35.	We note your response to our prior comment 56. However, it appears that the disclosure in this section continues to be inconsistent with the lock-up agreement filed as exhibit 10.3. We therefore reissue our prior comment.

Dehaier has filed a revised form of lock-up agreement as Exhibit 10.3 to confirm that the lock-up terms apply to common shares and any security convertible into or exercisable for common shares.

Tax Matters Applicable to U.S. Holders of Our Common Shares, page 84

36.

In the first paragraph of this section, you state that you have set forth “the material British Virgin Islands, Chinese and U.S. federal income tax consequences of an investment in [y]our common shares” by U.S. holders. As it appears that the British Virgin Islands, Chinese and U.S. federal income tax consequences “are material to an investor and a representation as to tax consequences is set forth in the filing”, please file appropriate tax opinions with your next amendment. See Item 601(b)(8) of Regulation S-K. With respect to the British Virgin Islands tax opinion, we note that Kaufman & Canoles

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

has provided its tax opinion on page 84 of the prospectus and may therefore file a short-form opinion. To the extent that you believe that the tax consequences o this offering are not material and that tax opinions are not required, please provide further analysis in support of this belief. Please cite to all relevant authority upon which you rely.

Dehaier has revised the registration statement to provide the requested tax opinions. Relying on Item 601(b)(8), Dehaier has noted that the opinions constitute tax opinions and has not filed separate exhibits as to such opinions. In connection with issuing these opinions, all of the British Virgin Islands, U.S. and Chinese counsel have conditioned and qualified their respective opinions as permitted by Item 601(b)(8).

Placement, page 89

37.	We note your response to our prior comment 62. Please revise your disclosure to include the supplemental information provided in your response.

Dehaier has revised the registration statement to state (i) that the escrow agent will control the escrow account, (ii) that the escrow agent will act based on joint instructions from Dehaier and the placement agent, and (iii) that in the event of a dispute between Dehaier and the placement agent, including about whether the minimum offering has been sold and whether and how funds are to be reimbursed, the escrow agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Placement Agent’s Warrants, page 91

38.	Please revise to disclose when the exercise period of the warrants will end and disclose whether there are demand registration rights as to the underlying common stock if sufficient shares have not been registered.

Dehaier has revised the disclosures on pages 9, 30 and 101 to read as follows:

The placement agent’s warrants will be exercisable at 125% the offering price per common share for a period of five years after issuance on the closing date of this offering.

Dehaier has revised the disclosure regarding demand registration right to read as follows:

The placement agent has a right to demand registration of the common shares in the event registered common shares are not available at the time of exercise and an exemption from such registration is not otherwise available.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

39.	We note your response to our prior comment 66. However, you have not shown your calculations in your response. Please provide us with your calculations. Additionally, in your response, please describe more specifically how the final multiple could change.

Dehaier and the placement agent negotiated the terms of the initial public offering. As a result, the math that follows is not exact and involves some rounding. In those negotiations, Dehaier estimated its projected 2010 net income at $3,600,000, approximately 6.6 times which results in a pre-IPO value of between approximately $23,400,000, or $24,000,000, inclusive of shares held by the current shareholders. As previously disclosed and as discussed with Commission staff, the final multiple will depend on the offering price of the shares. The offering price of the shares will depend largely on market demand. Thus, for example, if the IPO price were $7.00 per share, then the value of the 3,000,000 pre-IPO shares would be $21,000,000, resulting in an effective multiple of approximately 5.83 times projected 2010 net income. The change of the multiple would simply be incidental to the point within the price range ultimately selected for the offering.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

40.	We reference your response to prior comment 71 that service income and expenses relate to repairs and transportation services provided to the customers of BDL. It remains unclear to us why these amounts should not be included within operating revenues and expenses. Please tell us the literature upon which you are relying in determining that only items considered part of your primary operations should be included within operating income.

Dehaier has revised the Consolidated Statements of Operations on page F-4 to include service income and service expense within operating revenues and expenses.

41.	As a related matter, please revise your filing to disclose the nature of the service revenues and expenses.

Dehaier has revised the disclosure on page F-11 to clarify that service income and expense represent activities related to repairs and transportation services provided for the customers by BTL.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation, page F-7

42.	We have the following comments regarding your response to prior comment 73 regarding the consolidation of BTL:

a.	You state that BDL and BTL are under common control. Please provide us your analysis under EITF 02-05 in determining that common control exists between these two entities. You analysis should provide us with specific ownership percentages of each entity discussed.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Pursuant to EITF 02-05, a group of shareholders holds more than 50% of the voting ownership interest of BDL and BTL based on the following analysis:

	BDL	BTL
Ping Chen, Chief Executive Officer and 100% owner of Chen Ping Ltd.	(a) 35.48%	(f) 96.00%
Weibing Yang	(b) 8.46%	1.00%
Jian Sun	(c) 8.13%	1.00%
Yong Wan	(d) 1.30%	1.00%
Zheng (Rita) Liu	(e) 3.10%	1.00%
	56.47%	100.00%

(a)	(1) 36.82% x 96.37% (ownership interest in BDL)
(b)	(1) 8.78% x 96.37% (ownership interest in BDL)
(c)	(1) 8.44% x 96.37% (ownership interest in BDL)
(d)	(1) 1.35% x 96.37% (ownership interest in BDL)
(e)	(1) 3.22% x 96.37% (ownership interest in BDL)
(f)	Ping Chen and his wife, Bao Xian, collectively own 96.00% of BTL.

(1) Collectively included in “Other Individuals” in the Company Structure charts. The sum of these percentages equals 21.79%.

b.	Provide us your analysis under FASB ASC 810-10-15-14 in determining that BTL is a variable interest entity.

Dehaier, through its 96.37% subsidiary, BDL, provides 100% of the financial support by financing BTL’s operations, and BDL has no direct ownership in BTL. Therefore, BTL is a variable interest entity. Pursuant to FASB ASC 810-10-15-14, BTL’s equity investment is not sufficient to permit it to finance its activities without additional subordinated financial support provided by BDL.

c.	Please also provide us your analysis of FASB ASC 810-10-25-44 in determining that BDL is most closely associated with BTL and therefore is the primary beneficiary.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier notes that its response to prior comment 73 did not indicate that BDL is the primary beneficiary of BTL. Please refer to Dehaier’s response to Comment 10 above, which explains how Dehaier is the primary beneficiary of BTL.

43.	As a related matter, we see that you included BTL in your consolidated financial statements since December 31, 2006 but you do not state how you initially recorded BTL as a variable interest entity. Please refer to FASB ASC 810-10-30-2 which states that if the primary beneficiary of a VIE is under common control with the VIE, the primary beneficiary shall initially measure the assets, liabilities, and noncontrolling interests of the VIE at the amounts at which they are carried in the accounts of the reporting entity that controls the VIE. Please advise.

Dehaier initially measured the assets, liabilities and noncontrolling interests of the VIE at the amounts at which they were carried in the accounts of the reporting entity that controls the VIE pursuant to FASB ASC 810-10-30-2.

44.	Regarding your response to prior comment 74, it does not appear that all of the applicable disclosures from FASB ASC 810-10-50-12 through 14 are included in the footnotes to your financial statements. In addition, we do not see where the quantitative information about BTL is included in Notes 5 and 8. Please revise to provide a more detailed and substantive disclosure that meets the requirements of FASB ASC 810-10-50-12 through 14 regarding the variable interest entity or show us why they are not required.

Dehaier has revised Note 2 “Basis of Consolidation” on page F-7 to provide a more detailed and substantive disclosure that meets the requirements of FASB ASC 810-10-50-12 through 14, including more quantitative disclosures.

Revenue Recognition, page F-9

45.	We note the changes made in response to prior comment 76 which state that software included in your products are an integral part of the products being delivered. In contrast, your response also states that the software is not essential to the functionality of the products being delivered. Please revise your disclosure to clarify your accounting for products that include software. Please note that FASB ASB 985-605 only applies if the arrangement for products or services includes software that is more than incidental to the products or services as a whole.

Dehaier has revised its revenue recognition policy on page F-10 to clarify its accounting for products that include software.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Exhibits

General

46.	We note your response to our prior comment 82 and reissue the comment. Please file as exhibits to your filing all material contacts. For example, and without limitation, please file your agreements with your major customers, agreements with your major suppliers, your employment agreements with your executive officers, and the form of subscription agreement for your common stock.

Dehaier has filed agreements with Poverty Aid Office, its only major customer, and employment agreements with Mr. Ping Chen, Ms. Rita Liu, Mr. Weibing Yang and Mr. Yong Wang, its executive officers. As discussed with Commission, agreements with suppliers other than Friend of Health are not material and have not been filed. Dehaier does not have a form of subscription agreement for the common stock in connection with this offering.

47.	It appears that you have filed summaries of some exhibits instead of the entire exhibit. Please file full English translations of the exhibits.

Dehaier confirms that Exhibits 10.6, 10.7 and 10.12 were full translations and has revised the description of the same to reflect such. Full translations of Exhibits 10.10 and 10.13 have been filed with this Amendment.

Exhibit 10.5

48.	Please tell us why you have not filed the Exhibit A to the Make Good Escrow Agreement.

Dehaier did not file the requested Exhibit A to Exhibit 10.5 as it does not believe it is typical to file schedules or exhibits to filed exhibits. Exhibit A to the form of Make Good Escrow Agreement lists the fees to be paid for the Escrow Agent’s services as the Make Good Escrow Agent and presently consists of a single page with a blank that will be filled in prior to closing. The amount is expected to account for less than 0.02% of the offering proceeds, and Dehaier does not view this amount as material.

Item 15. Recent Sales of Unregistered Securities, page II-1

49.	We note your response to our prior comment 87 and reissue the comment. Please revise your disclosure to cite to the section of the Securities Act or applicable rule or regulation of the Commission that provides a valid exemption. For example, if an issuance was made in reliance on Regulation S please revise to disclose that fact.

Daniel Morris, Esq.

Securities and Exchange Commission

January 19, 2010

Dehaier has previously disclosed that all issuances (including those mentioned in the next paragraph) were exempt from registration by virtue of Section 4(2) of the Securities Act of 1933, as transactions not involving any public offering.

In addition, Dehaier previously disclosed that certain of the issuances simply did not fall within Section 5 of the Securities Act. Dehaier acknowledges that such issuances certainly also qualify for the safe harbor granted by Regulation S; however, Dehaier reiterates that an exemption from registration is not needed unless Section 5 would otherwise apply. Indeed, Regulation S has only been available as a safe harbor since it was promulgated in 1990; the non-applicability of Section 5 has been available as a reason for non-registration since 1933. In this case, for the reasons described in response to prior comment 87, Section 5 did not apply. Notwithstanding the foregoing, (a) Dehaier has added an additional reference to Regulation S as to such issuances and (b) all issuances would be further exempt under the previously-cited Section 4(2).

Undertakings

50.	We are considering your response prior comment 88 and may have further comment.

Dehaier acknowledges that the Commission is still considering Dehaier’s response to prior comment 88.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch

Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of Second Pre-Effective Amendment to

Second Pre-Effective Amendment of Registration Statement on Form S-1

Materials responsive to Comment 1 (not filed electronically)